Filed by Kookmin Bank

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended

Subject Company: Kookmin Bank

Commission File No. 001-15258

Date: July 18, 2008

Important Information

In connection with its proposed establishment of a financial holding company, Kookmin Bank has filed and will file important documents with the United States Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 and amendments thereto and related documents. Investors are urged to carefully read all such documents when they become available because they will contain important information. Investors may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from Kookmin Bank on the Investor Relations section of its website at www.kbstar.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Kookmin Bank and the financial holding company to be established. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Kookmin Bank’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Kookmin Bank, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Kookmin Bank, including on Form 20-F and on the Form F-4 that Kookmin Bank will file with the SEC. Kookmin Bank undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

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Kookmin Bank publicly disclosed the following through a filing with the Korea Exchange on July 18, 2008.

Candidates for Directors and Audit Committee Members of

KB Financial Group Inc.

Kookmin Bank, in its filing with the Korea Exchange on July 18, 2008, disclosed the list of candidates for the positions of director and audit committee member of KB Financial Group Inc. (“KB Financial Group”).

The appointment of directors and audit committee members will be finalized at the extraordinary general meeting of shareholders on August 25, 2008.

Candidates for Directors and Audit Committee Members of KB Financial Group:

Name (Date of Birth)	Career	Current Position	Notes
Young Key Hwang (10/29/1952)

•    President & Chief Executive Officer, Samsung

    Securities Co., Ltd.

•    Chairman & Chief Executive Officer, Woori Bank

•    Chairman & Chief Executive Officer, Woori Finance

    Holdings Co., Ltd.

•    Senior Advisor, Shin & Kim

		Candidate for President & Chief Executive Officer of KB Financial Group	Candidate for Representative Director

Chung Won Kang (12/19/1950)	• Chief Country Officer, Bankers Trust Group, Korea • Chief Country Officer, Deutsche Bank Group, Korea • President & Chief Executive Officer, former Seoul Bank	President & Chief Executive Officer, Kookmin Bank	Candidate for Director

Jung Hoe Kim (09/19/1949)	• Assistant Governor, Financial Supervisory Service (“FSS”) • Deputy Governor, FSS • Senior Advisor, Kim & Chang	Candidate for Chief Operating Officer of KB Financial Group	Candidate for Director

Name (Date of Birth)	Career	Current Position	Notes
Kee Young Chung (09/07/1948)	• President, Korea Accounting Institute • Chairman, Korea Accounting Standards Board • Member, Examination Committee, FSS	• Professor, Accounting, Keimyung Univ. • Non-executive Director, LG Corporation • Non-executive Director, Kookmin Bank	Candidate for Non-executive Director and Audit Committee Member

Jacques P.M. Kemp (05/15/1949)	• General Manager, ING Bank Brazil • Chairman, ING Bank International • Global Head of e-Business, ING Group • Chief Executive Officer, ING Insurance Asia/Pacific	• Vice Chairman, Insurance & Investment Management Asia/Pacific • Non-executive Director, Kookmin Bank	Candidate for Non-executive Director

Dam Cho (05/01/1952)	• Lecturer, Hongik Univ. • Advisory Professor, Samsung Fire & Marine Insurance Co., Ltd. • President, Korean Financial Management Association	• Professor, Chonnam National Univ. • Non-executive Director, Kookmin Bank	Candidate for Non-executive Director and Audit Committee Member

Suk Sig Lim (07/17/1953)	• Assistant Professor, Univ. of Alberta • Member, Examination Committee, FSS • Vice President, Korea Accounting Institute • Non-executive Director, Korea Ratings	• Professor, Univ. of Seoul • Non-executive Director, Kookmin Bank	Candidate for Non-executive Director and Audit Committee Member

Bo Kyung Byun (08/09/1953)	• President & Chief Executive Officer, LG IBM PC Co., Ltd. • Managing director, IBM Korea	• President & Chief Executive Officer, Kolon I’net Co., Ltd. • Chief Executive Officer, Kolon Benit Co., Ltd. • Non-executive Director, Kookmin Bank	Candidate for Non-executive Director

Name (Date of Birth)	Career	Current Position	Notes
Sang Moon Hahm (02/02/1954)	• Assistant Professor, Virginia Tech • Chief Researcher, Korea Institute of Finance • Professor, KDI School of Public Policy and Management	• Dean, KDI School of Public Policy and Management • Non-executive Director, Kookmin Bank	Candidate for Non-executive Director

Han Kim (02/17/1954)	• Executive Director, Daishin Securities Co., Ltd. • Vice Chairman, Meritz Securities Co., Ltd. • Non-executive Director, Dongyang Fire & Marine Insurance Co., Ltd.	• President & Chairman, Uclick • Non-executive Director, Kookmin Bank	Candidate for Non-executive Director and Audit Committee Member

Chee Joong Kim (12/11/1955)	• Presiding Judge, Seoul Eastern District Court • Presiding Judge, Seoul Administrative Court • Presiding Judge, Patent Court • Presiding Judge, Seoul High Court	• Partner, Barun Law • Non-executive Director, Kookmin Bank	Candidate for Non-executive Director and Audit Committee Member

Chan Soo Kang (11/23/1961)	• Executive Director, BT Wolfensohn • Chief Executive Officer, Seoul Securities Co., Ltd. • Adjunct Professor, Ewha Womans Univ.	• President & Chairman, Kang & Company. Ltd. • Non-executive Director, SK Holdings Co., Ltd. • Non-executive Director, Kookmin Bank	Candidate for Non-executive Director

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